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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 1)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (Name of Subject Company)
                                ORION CORP. I
                           APPLIED MATERIALS, INC.
                                  (Bidders)
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                 683474-10-0
                    (CUSIP Number of Class of Securities)

                           JOSEPH J. SWEENEY, ESQ.
                           APPLIED MATERIALS, INC.
                               2881 SCOTT BLVD.
                        SANTA CLARA, CALIFORNIA 95050
                                (408) 727-5555
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                               DAVID FOX, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000


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                      Exhibit Index is located on Page 4





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   This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed on November 26, 1996 (the "Schedule 14D-1") by Applied Materials, Inc., a Delaware corporation, and its wholly owned subsidiary, Orion Corp. I, a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Opal, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1.

Item 11. Material To Be Filed as Exhibits.

        Item 11 is hereby amended as follows:

        (a)(1)  Definitive Offer to Purchase dated November 26, 1996.









                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1996

                                          ORION CORP. I

                                          BY:  /s/ Nancy H. Handel
                                              -------------------------------
                                              Name: Nancy H. Handel
                                              Title: President and Chief
                                              Executive Officer

                                          APPLIED MATERIALS, INC

                                          BY:  /s/ Joseph J. Sweeney
                                              -------------------------------
                                              Name: Joseph J. Sweeney
                                              Title: Vice President











                                 EXHIBIT INDEX



Exhibit No.                     Description
-----------                     -----------

(a)(1)          Definitive Offer to Purchase dated November 26, 1996.